Exhibit 99.4

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	MOKO SOCIAL MEDIA LIMITED

ACN/ARSN	111 082 485

1.	Details of substantial holder(1)

Name	PETER YATES
ACN/ARSN (if applicable)	N/A

There was a change in the interests of the substantial holder on	19/06/15
The previous notice was given to the company on	05/02/15
The previous notice was dated	05/02/15

2.	Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY SHARES	48,163,402	7.98% OF 603,899,266	50,163,402	6.70% OF 749,236,679

3.	Changes in relevant interests

Particulars of each change in, or Change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
* Refer to Appendix 1

4.	Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
* Refer to Appendix 2

5.	Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6.	Addresses

The addresses of persons named In this form are as follows:

Name	Address
P&S Yates Holdings P/L	PO Box 191 Flinders Lane VIC 3009
Roadknight Investments (Aust) Pty Ltd	PO Box 191 Flinders Lane VIC 3009

Signature

Print name	PETER YATES	capacity

sign here		date 19/6/2015

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant Interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of "associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of "relevant Interest" In sections 608 and 671 B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred, If subsection 671 B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant Interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" In section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even If they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671 B

Notice of change of interests of substantial holder

APPENDIX 1

3.	Changes in relevant interests

Date of change	Person whose relevant interest changes	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
05/02/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 200,000 shares as a result of exercise of options	Nil	200,000 fully paid ordinary shares	200,000
13/02/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 604,840 shares as a result of exercise of options and share issue	Nil	604,840 fully paid ordinary shares	604,840
16/02/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 500,000 shares as a result of exercise of options	Nil	500,000 fully paid ordinary shares	500,000
23/02/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 850,000 shares as a result of exercise of options	Nil	850,000 fully paid ordinary shares	850,000
02/03/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 2,625,000 shares as a result of exercise of options	Nil	2,625,000 fully paid ordinary shares	2,625,000
13/03/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 656,000 shares as a result of exercise of options	Nil	656,000 fully paid ordinary shares	656,000

23/03/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 300,000 shares as a result of exercise of options	Nil	300,000 fully paid ordinary shares	300,000
10/04/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 2,990,334 shares as a result of exercise of options	Nil	2,990,334 fully paid ordinary shares	2,990,334
13/04/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 573,040 shares as a result of exercise of options and ADS issued under US Omnibus Plan	Nil	573,040 fully paid ordinary shares	573,040
27/04/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 2,254,000 shares as a result of exercise of options	Nil	2,254,000 fully paid ordinary shares	2,254,000
01/05/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 5,163,105 shares as a result of exercise of options and ADS issued under US Omnibus Plan	Nil	5,163,105 fully paid ordinary shares	5,163,105
07/05/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 700,000 shares as a result of exercise of options	Nil	700,000 fully paid ordinary shares	700,000
19/05/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Acquisition of 2,000,000 shares as a result of the exercise of options	$100,000	2,000,000 fully paid ordinary shares	2,000,000
19/05/2015	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	Dilution from issue of 125,921,094 shares as a result of exercise of options	Nil	125,921,094 fully paid ordinary shares	125,921,094

Form 604

Corporations Act 2001
Section 671 B

Notice of change of interests of substantial holder

APPENDIX 2

4.	Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund	National Nominees Limited A/C 20767-11	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund	Have power to control the exercise of a power to dispose of the securities (s608(1) of Corporations Act)	14,127,715 fully paid ordinary shares	14,127,715 votes
Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	National Nominees Limited A/C 20767-11	N/A	Have power to control the exercise of a power to dispose of the securities (s608(1) of Corporations Act)	36,035,687 fully paid ordinary shares	36,035,687 votes
Peter Yates	National Nominees Limited A/C 20767-11	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	>20% voting power in P&S Yates Holdings Pty Ltd and Roadknight Investments (Australia) Pty Ltd	50,163,402 fully paid ordinary shares	50,163,402 votes
Susan Yates	National Nominees Limited A/C 20767-11	P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust	>20% voting power in P&S Yates Holdings Pty Ltd and Roadknight Investments (Australia) Pty Ltd	50,163,402 fully paid ordinary shares	50,163,402 votes